Exhibit 99.3

                                                                      Rule 4.7B
                                   APPENDIX 4C

                                QUARTERLY REPORT
                              FOR ENTITIES ADMITTED
                           ON THE BASIS OF COMMITMENTS


Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.



Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN                                            Quarter ended ("current quarter")
17 009 212 328                                 30 SEPTEMBER 2005

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 Current quarter           Year to date
                                                                 (September 2005)         (three months)
                                                                        $A                      $A
                                                                 ---------------          --------------

          CASH FLOWS RELATED TO OPERATING ACTIVITIES
1.1       Receipts from customers (refer note below)              1,638,515                1,638,515

1.2       Payments for      (a)  staff costs                     (1,066,461)              (1,066,461)
                            (b)  advertising and marketing          (99,525)                 (99,525)
                            (c)  research and development          (126,065)                (126,065)
                            (d)  leased assets
                            (e)  other working capital             (129,228)                (129,228)
                                                                 (2,652,126)              (2,652,126)
1.3       Dividends received                                            -                        -
1.4       Interest and items of a similar nature received
                                                                    283,841                  283,841
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                                 ---------------          --------------
          NET OPERATING CASH FLOWS                               (2,151,049)              (2,151,049)
                                                                 ---------------          --------------
------------------------------------------------------------------------------------------------------------------------------------
          NOTE:  AN AMOUNT OF $1,000,000 WAS RECEIVED IN RESPECT OF ANNUITY INCOME ON 4 OCTOBER 2005.

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ADMITTED ON THE BASIS OF COMMITMENTS

--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)


                                                                 Current quarter           Year to date
                                                                 (September 2005)         (three months)
                                                                        $A                       $A
                                                                 ---------------          --------------
1.8       Net operating cash flows (carried forward)             (2,151,049)              (2,151,049)

          CASH FLOWS RELATED TO INVESTING ACTIVITIES
1.9       Payment for the acquisition of:                                 -                        -
                             a)   businesses (item 5)                     -                        -
                             b)   equity investments               (142,885)                (142,885)
                             c)   intellectual
                                  property                                -                        -
                             d)   physical
                                  non-current assets                      -                        -
                             e)   other non-current assets
1.10      Proceeds from the disposal of:                                  -                        -
                             a)   businesses (item 5)                     -                        -
                             b)   equity investments                      -                        -
                             c)   intellectual property                   -                        -
                             d)   physical non-current assets             -                        -
                             e)   other non-current assets
1.11      Loans to other entities                                         -                        -
1.12      Loans repaid by other entities                                  -                        -
1.13      Other (provide details if material)                             -                        -
                                                                 ---------------          --------------
          NET INVESTING CASH FLOWS                                 (142,885)                (142,885)
                                                                 ---------------          --------------
1.14      TOTAL OPERATING AND INVESTING CASH FLOWS               (2,293,934)              (2,293,934)
                                                                 ---------------          --------------
          CASH FLOWS RELATED TO FINANCING ACTIVITIES
1.15      Proceeds from the issue of shares                               -                        -
1.16      Proceeds from sale of forfeited shares                          -                        -
1.17      Proceeds from borrowings                                        -                        -
1.18      Repayment of borrowings                                         -                        -
1.19      Dividends paid                                                  -                        -
1.20      Other (provide details if material)                             -                        -
                                                                 ---------------          --------------
          NET FINANCING CASH FLOWS                                        -                        -
                                                                 ---------------          --------------
          NET INCREASE (DECREASE) IN CASH HELD                   (2,293,934)              (2,293,934)
                                                                 ---------------          --------------
------------------------------------------------------------------------------------------------------------------------------------
+  See chapter 19 for defined terms.


                               Appendix 4C Page 2

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ADMITTED ON THE BASIS OF COMMITMENTS

--------------------------------------------------------------------------------


1.21     Cash at beginning of quarter/year to date               18,414,017               18,414,017
1.22     Exchange rate adjustments to item 1.20                     (51,653)                 (51,653)
                                                                 ---------------          --------------
1.23     CASH AT END OF QUARTER                                  16,068,430               16,068,430
                                                                 ---------------          --------------























--------------------------------------------------------------------------------
+  See chapter 19 for defined terms.


                               Appendix 4C Page 3

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ADMITTED ON THE BASIS OF COMMITMENTS

--------------------------------------------------------------------------------


PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS PAYMENTS TO RELATED ENTITIES OF THE ENTITY AND ASSOCIATES OF THE RELATED ENTITIES


                                                                                          Current quarter
                                                                                                $A
                                                                                          --------------
1.24     Aggregate amount of payments to the parties included in item 1.2                    269,833

1.25     Aggregate amount of loans to the parties included in item 1.11                           -

1.26     Explanation necessary for an understanding of the transactions

          THE AMOUNT INCLUDED AT ITEM 1.24 INCLUDES $144,830 IN CONSULTING
          FEES, DIRECTORS' FEES, SUPERANNUATION AND SALARIES PAID TO DIRECTORS
          AND ENTITIES ASSOCIATED WITH DIRECTORS DURING THE QUARTER. THE
          AMOUNT ALSO INCLUDES RENTAL AND OUTGOINGS OF $125,003 FOR THE
          MELBOURNE LABORATORY PREMISES PAID TO AN ENTITY ASSOCIATED WITH A
          DIRECTOR.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

          NOT APPLICABLE

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

          THE COMPANY HAS AN 18.11% MINORITY INTEREST IN THE DUKETON BELT
          JOINT VENTURE IN WESTERN AUSTRALIA. NO CASH WAS CONTRIBUTED BY THE
          COMPANY DURING THE QUARTER.

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).


                                                                Amount available            Amount used
                                                                      $A                        $A
                                                                 ---------------          --------------
3.1        Loan facilities                                                -                        -

3.2        Credit standby arrangements                            2,500,000                1,511,094
                Hire purchase facility


--------------------------------------------------------------------------------
+  See chapter 19 for defined terms.


                               Appendix 4C Page 4

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ADMITTED ON THE BASIS OF COMMITMENTS

--------------------------------------------------------------------------------



RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter               Current quarter           Previous quarter
(as shown in the  consolidated  statement  of cash flows)      (September 2005)            (June 2005)
to the related items in the accounts is as follows:                   $A                        $A
                                                                 ---------------          --------------
4.1       Cash on hand and at bank                                2,433,448                3,024,583

4.2       Deposits at call                                        7,372,580                7,219,251

4.3       Bank overdraft                                                  -                        -

4.4       Commercial Bills of Exchange                            6,262,402                8,170,183

          Total cash at end of quarter (item 1.23)               16,068,430               18,414,017

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES


                                                                 Acquisitions               Disposals
                                                                 (Item 1.9(a))            (Item 1.10(a))
                                                                 ---------------          --------------
5.1       Name of entity                                         NOT APPLICABLE           NOT APPLICABLE

5.2       Place of incorporation or registration

5.3       Consideration for acquisition or disposal

5.4       Total net assets

5.5       Nature of business

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act
          (except to the extent that information is not required because of note
          2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here:  ...................................     Date:   31 OCTOBER 2005
            Executive Chairman

Print name: DR. MERVYN JACOBSON


--------------------------------------------------------------------------------
+  See chapter 19 for defined terms.


                               Appendix 4C Page 5

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ADMITTED ON THE BASIS OF COMMITMENTS

--------------------------------------------------------------------------------


NOTES

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

          [ ]        6.2 - reconciliation of cash flows arising from operating
                           activities to operating profit or loss

          [ ]        9.2 - itemised disclosure relating to acquisitions

          [ ]        9.4 - itemised disclosure relating to disposals

          [ ]        12.1(a) - policy for classification of cash items

          [ ]        12.3 - disclosure of restrictions on use of cash

          [ ]        13.1 - comparative information

3. ACCOUNTING STANDARDS. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.











--------------------------------------------------------------------------------
+  See chapter 19 for defined terms.


                               Appendix 4C Page 6